SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (FINAL AMENDMENT)*

NAME OF ISSUER:  FIND/SVP, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  317718302000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin LLP
     211 Pennbrook Road, P. O. Box 97
     Far Hills, New Jersey 07931                 (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    February 20, 1998


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement: ---. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover shall not be deemed to, be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   317718302000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b)   XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   0

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  0

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0%

14.      TYPE OF REPORTING PERSON:   PN

Item 1.  SECURITY AND ISSUER

     This final Amendment relates to the Schedule 13D filed on September 15, 1995 in connection with the ownership by Asset Value Fund Limited Partnership ("Asset Value") of shares of common stock, par value $.0001 per share ("Shares") of FIND/SVP, Inc., a New York corporation ("FIND"). The capitalized terms used in the Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.


Item 4.  PURPOSE OF TRANSACTION.

     On January 20, 1998 Asset Value settled all of its legal actions ("Actions") against FIND and certain of its officers and directors pursuant to an agreement (the "Agreement"), which provided, among other things, as follows:
1) FIND would pay Asset Value $110,000 to reimburse its legal fees incurred in connection with the Actions; 2) FIND would cause Asset Value's 900,000 Shares to be purchased at $1.25 per Share ($1,125,000) no later the February 20, 1998 (the "Closing"); 3) if within two years of the Closing, FIND shareholders receive consideration in excess of $1.25 per Share in certain transactions, FIND would pay Asset Value an amount equal to 900,000 times the difference between $1.25 and the amount paid to the FIND shareholders, up to a maximum difference of $1.75 per Share (i.e., a maximum price of $3.00 per Share); 4) parties to the Actions would exchange mutual releases at the Closing; 5) Asset Value and Paul Koether would not purchase Shares for a period of five years after the Closing.

     The Closing was held on February 20, 1998, after which Asset Value owned no Shares.

     The Agreement is attached as Exhibit D.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on February 20, 1998, Asset Value beneficially owned no Shares.

     (b) The information presented in Items 7 through 10 of the cover sheet to this Schedule 13D is incorporated herein by reference.

     (c) Exhibit C annexed hereto sets forth all transactions in Shares effected by Asset Value in the sixty days preceding the date of this Statement and not previously reported, the dates of such transactions, and the per Share sales price. The transactions reported herein, unless otherwise indicated, were open market transactions effected in the over-the-counter market.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.


         Exhibit C -  Transactions in Shares effected in the past 60 days and not previously reported.

         Exhibit D - Agreement dated February 20, 1998.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 23, 1998



                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By: Asset Value Management, Inc.
                                   General Partner


                                   By:/s/ John W. Galuchie, Jr.
                                   --------------------------------
                                   John W. Galuchie, Jr.
                                   Treasurer and Secretary

                                   EXHIBIT C

               TRANSACTIONS IN SHARES EFFECTED IN THE PAST 60 DAYS




                                NUMBER OF                PRICE
  DATE                         SHARES SOLD             PER SHARE*
--------                     ----------------          ----------
02/20/98                       900,000                 $1.25**




*Exclusive of brokerage commissions.
**Privately negotiated transaction.


                                   EXHIBIT D



                                    AGREEMENT



     WHEREAS, Asset Value Fund Limited Partnership ("Asset Value") owns 900,000 shares of stock in FIND/SVP, Inc., (the "Company"); and

     WHEREAS, Asset Value has commenced an action in the United States District Court for the Southern District of New York entitled Asset Value Fund Limited Partnership v. FIND/SVP, Inc., and Andrew P. Garvin, 97 Civ 3977 (LAK), which seeks damages for alleged violations of Sections 10(b) of the Securities Exchange Act of 1934 and for common law fraud; and

     WHEREAS, Asset Value has also commenced an action in the Supreme Court of the State of New York, County of New York entitled Asset Value Fund Limited Partnership v. Brigitte De Gastines and Jean-Louis Bodmer, Index No. 606165/97, which seeks to remove two directors of the Company pursuant to New York Business Corporation Law Section 706(d), and defendants have removed this action to the United States District Court for the Southern District of New York, where it was assigned Docket No. 97 Civ. 9545 (LAK); and

     WHEREAS, the parties wish to settle those actions and resolve all of their disputes relating to Asset Value's purchases and ownership of shares of stock in the Company and to the governance of the Company without any acknowledgment of wrongdoing by any party,

     IT IS HEREBY AGREED as follows:

     1. The Company will pay to Asset Value legal fees and disbursements in the amount of $110,000 on or before February 20, 1998.

     2. The Company will cause Asset Value's 900,000 shares of stock in the Company to be purchased at $1.25 per share on or before February 20, 1998.

     3. If within two years of the date of the payments referred to in paragraphs 1 and 2 above, (a) the Company sells all or substantially all of its assets, (b) the Company is merged into or combined with another company, (c) any person acquires a majority of the outstanding shares of the Company pursuant to a tender offer, (d) the Company is taken private, or (e) the Company undergoes a recapitalization or restructuring, and in any such case the shareholders of the Company receive consideration (whether cash, securities, or otherwise) of more than $1.25 per share, then, immediately after the consummation of such transaction, the Company will pay to Asset Value an amount equal to 900,000 times the difference between $1.25 and the amount paid to the shareholders up to a maximum difference of $1.75 per share (i.e., a maximum price of $3.00 per share).

     4. At the time of the payments referred to in paragraphs 1 and 2 above, Asset Value and the Company will execute and deliver to each other a general release in the form annexed as Exhibit A hereto.

     5. At the time of the payments referred to in paragraphs 1 and 2 above, Asset Value will execute and deliver to the Company a stipulation and order of dismissal with prejudice of the pending actions in the forms annexed as Exhibit B hereto.

     6. For a period of five years from the date of this Agreement, neither Asset Value nor Paul Koether will purchase, either directly or indirectly, any shares of stock in the Company, and after the sale of shares referred to in paragraph 2 above, neither Asset Value nor Paul Koether will own or control, either directly or indirectly, any shares of stock in the Company.



Dated: New York, New York
       January 20, 1998



Asset Value Fund Limited Partnership           FIND/SVP, Inc.


         /s/ Paul Koether                               /s/ Andrew P. Garvin
By:      --------------------------            By:      ------------------------
         Paul Koether                                   Andrew P. Garvin